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[ FORM 3 ]          U.S. SECURITIES AND EXCHANGE COMMISSION
 --------                   WASHINGTON, D.C. 20549

     INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of
1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person
                     Mercantile Bancorporation Inc.
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        (Last)            (First)                  (Middle)
                        P.O. Box 524
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                                   (Street)

        St. Louis                  Missouri           63166-0524
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        (City)                      (State)                 (Zip)

2.  Date of Event Requiring Statement (Month/Day/Year)   10/27/96

3.  IRS or Social Security Number of Reporting Person
          (Voluntary)                             ---------------
4.  Issuer Name and Ticker or Trading Symbol
     Mark Twain Bancshares, Inc. (MTB)
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5.  Relationship of Reporting Person to Issuer
   (Check all applicable)
   [ ] Director    [ ] Officer         [X] 10% Owner    [ ] Other
         (give title below)                       (specify below)

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6.  If Amendment, Date of Original (Month/Day/Year)    N/A

7.  Individual or Joint/Group Filing (Check Appropriate Line)
    [X] Form filed by One Reporting Person
    [ ] Form filed by More than One Reporting Person

TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title     2. Amount of     3. Ownership Form:  4. Nature of
   of           Securities       Direct (D) or       Indirect
   Security     Beneficially     Indirect (I)        Beneficial
   (Instr. 4)   Owned (Instr.    (Instr. 5)          Ownership
                         4)                          (Instr. 5)
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Common Stock    2,440,687 (Note 1)     I               Note 1
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Print or Type Responses)
* If the form is filed by more than one reporting person, see
Instruction 5(b)(v).

         TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
  (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of    2. Date      3. Title        4. Conver-    5. Owner-   6. Nature
   Deriva-      Exercis-       and            sion or     ship Form     of In-
   tive         able and      Amount         Exercise     of Deriv-    direct
   Security     Expira-         of             Price        ative      Benefi-
   (Instr.      tion Date    Security        of Deri-     Security:    ficial
      4)      (Month/Day/    (Instr.          vative      Direct (D)   Owner-
                 Year)          4)           Security     or Indir-    ship
                                                          ect (I)     (Instr.
                                                          (Instr. 5)     5)
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             Date                   Amount
             Exer- Expira-           of
             cisa- tion             Number
             ble   Date     Title  of Shares
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Common                      Common
Stock      Note 2  Note 2   Stock   3,261,522  $42.375        D
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
Explanation of Responses:


**Intentional misstatements or omissions of facts constitute
Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C.
78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See
Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                 /s/ Jon W. Bilstrom             11/6/96
                ----------------------------     -------
              **Signature of Reporting Person       Date
                By:     Jon W. Bilstrom
                Title:  Secretary and General Counsel

REPORTING PERSON:  Mercantile Bancorporation, Inc.
ISSUER:  Mark Twain Bancshares, Inc.
DATE OF EVENT REQUIRING STATEMENT:  October 27, 1996

                         NOTES TO FORM 3

Note 1: Certain officers and directors of Issuer, who in the aggregate have voting power over approximately 14.9% of the outstanding common stock of Issuer executed Support Agreements pursuant to which such officers and directors have agreed to vote all such shares to approve the merger of Issuer with and into a wholly owned subsidiary of Reporting Person (the "Merger") and not to sell any of such shares other than pursuant to the Merger without Reporting Person's consent. A list of the officers and directors executing the Support Agreements and a form of Support Agreement are attached as Exhibits to Reporting Person's Schedule 13D filed with respect to Issuer with the SEC on November 6, 1996. Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that Reporting Person is the beneficial owner of such securities for purposes of
Section 16 or any other purpose.

Note 2: The Option is exercisable only upon the occurrence of certain events described in a stock option agreement, dated October 27, 1996, between Reporting Person and Issuer (the "Stock Option Agreement") and expires upon the occurrence of certain events described in the Stock Option Agreement. A copy of the Stock Option Agreement is attached as an Exhibit to Reporting Person's Current Report on Form 8-K filed with the SEC on November 6, 1996. Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that Reporting Person is the beneficial owner of such securities for purposes of Section 16 or any other purpose.








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